SEC File No. 70-8369


                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D. C.  20549








                               CERTIFICATE PURSUANT TO

                                       RULE 24

                               OF PARTIAL COMPLETION OF

                                     TRANSACTIONS







                               GPU INTERNATIONAL, INC.
                                      GPU, INC.



                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

          ________________________________________
                                                  :
                    In the Matter of              :
                                                  :
          GPU INTERNATIONAL, INC.,                :
          GPU, INC.,                              :  Certificate Pursuant
                                                  :  to Rule 24 of Partial
                    SEC File No. 70-8369          :  Completion of
          (Public Utility Holding Company Act     :  Transactions
            of 1935)                              :
          ________________________________________:


          TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:



                    The   undersigned,   GPU   International,   Inc.   (GPU

          International)(formerly Energy Initiatives,  Inc.) and GPU,  Inc.

          (GPU) (formerly General Public  Utilities Corporation), do hereby certify, pursuant to Rule 24 of the General Rules and Regulations under  the Public  Utility  Holding  Company  Act of  1935,  that certain  of  the transactions  proposed  in  the Application,  as amended,  filed in SEC File No. 70-8369, have been carried out in accordance with the terms and conditions of, and for the purposes requested in,  said Application and pursuant  to the Commission's

          Order dated  May 17, 1994, and Supplemental Orders dated December

          1,  1994 and September 15, 1995, with respect to said Application as follows:

                    During the period October  1, 1996 through December 31,

          1996, the following letters of credit were outstanding under  the

          Credit  Agreement,   dated  as of  December  12, 1994,  among GPU

          International, the  banks named  therein, and Citibank,  N.A., as

          Agent.

               A.   Letters  of Credit On  February 26,  1996, a  letter of

          credit in the face amount of $30,000 was issued to support a bid for a 500 MW coal-fired generating plant in Punjab State, India.

          The letter of credit  carries a fee equal to 1/2 of 1 percent per annum of the face  amount, plus a .10  percent fronting fee,  and expires on May 26, 1997.

               On December 8, 1996,  a letter of credit in  the face amount of  $1,788,850, originally  scheduled  to expire  on December  8,

          1996, was  extended to December  8, 1997.   The letter  of credit

          carries  a fee equal  to 1/2 of  1 percent per  annum of the face amount,  plus  a .10  percent fronting  fee.  The purpose  of the letter  of  credit  is  to support  Polsky  Energy  Corp's  (PEC)

          commitment to  construct a 236 MW  cogeneration facility pursuant to its power sales agreement with Wisconsin Public Service Co.

               B.   Borrowings.  There were no GPU International borrowings

          outstanding during  the period  October 1, 1996  through December

          31, 1996.



                                      SIGNATURE



               PURSUANT TO  THE REQUIREMENTS OF THE  PUBLIC UTILITY HOLDING

          COMPANY  ACT OF 1935, THE UNDERSIGNED  COMPANIES HAVE CAUSED THIS

          STATEMENT  TO  BE SIGNED  ON  THEIR  BEHALF  BY  THE  UNDERSIGNED

          THEREUNTO DULY AUTHORIZED.

                                        GPU INTERNATIONAL, INC.



                                        By:/s/ B. L. Levy
                                           B. L. Levy, President



                                        GPU, INC.


                                        By:/s/ T. G. Howson
                                           T. G. Howson, Vice President
                                           and Treasurer



          Dated: January 10, 1997